EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Discovery Holding Company:
We consent to the use of our report dated June 13, 2008, with respect to the combined balance sheets of Ascent Media Group (a combination of certain assets and businesses owned by Discovery Holding Company, as defined in note 1) as of December 31, 2007 and 2006, and the related combined statements of operations and comprehensive loss, cash flows and parent’s investment for each of the years in the three-year period ended December 31, 2007, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report on the combined financial statements referred to above refers to Ascent Media Group’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.
/s/ KPMG LLP
KPMG LLP
Denver, Colorado
August 6, 2008